                                                                     EXHIBIT 28

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF BROOME
----------------------------------------x
MORTIMER SCHULMAN, P.C. MONEY PURCHASE  :    Index No.
PLAN, AND ELISE MILLER,                 :
                                        :
                        Plaintiffs,     :
              v.                        :
                                        :
                                        :    CLASS ACTION COMPLAINT
WESLEY W. VON SCHACK, JAMES A.          :
CARRIGG, ALLEN E. KINTIGH, JOHN  M.     :    JURY TRIAL DEMANDED
KEELER, RICHARD AURELIO, WALTER G.      :
RICH, EVERETT A. GILMOUR, LOUIS B.      :
DEFLUER, ALTON G. MARSHALL, BEN E.      :
LYNCH, ALISON CASARETT, PAUL I. GOIA,   :
JOSEPH J. CASTIGLIA, AND NEW YORK       :
STATE ELECTRIC & GAS COMPANY,           :
                                        :
                        Defendants.     :
----------------------------------------x

    Plaintiffs, by their attorneys, allege upon personal knowledge as to themselves and their own acts, and upon information and belief, based upon the investigation conducted by counsel that included review and analysis of, among other things, public documents filed with the United States Securities and Exchange commission ("SEC") by defendant New York State Electric & Gas Company ("NYSE&G" or "Company") and by CalEnergy Company, Inc. ("CECI"), press releases, news articles, written analyses of financial analysts, and various published materials, as follows:

                               SUMMARY OF THE ACTION
                          AND THE EQUITABLE RELIEF SOUGHT

    1.   This is a stockholders' class action lawsuit, filed pursuant to
Section 901 ET SEQ. of the New York Civil Practice Law and Rules ("CPLR"), individually and on behalf of a class consisting of all persons and entities who own the common stock of defendant NYSE&G and are being deprived of the opportunity to realize the full value and benefits of their investment in NYSE&G as a result of defendants' failure to fulfill their fiduciary duties and seek to maximize shareholder value in light of CECI's BONA FIDE offer to negotiate a transaction by which CECI would acquire all outstanding shares of NYSE&G for $27.50 per share (the "Offer"). In connection therewith, the rights of the plaintiffs and the Class to freely exercise their stockholder franchise are being inhibited because they are being forced to choose to either (a) tender their shares now, pursuant to a tender offer by CECI to purchase at least 6,540,670 shares, for a total of 9.9% of the outstanding shares of NYSE&G common stock, for $24.50 per share in cash (the "Tender Offer") as the first step in CECI's plan to subsequently acquire all of the outstanding shares of NYSE&G, or,
(b) refrain from tendering their shares for the possibility that they MAY ultimately be provided the opportunity to decide whether to choose to remain shareholders of an independent NYSE&G and await the uncertain benefits of such continued ownership or to sell their shares to CECI for at least $27.50 per share or to any third party, including CECI, pursuant to a better offer for a higher price for their shares of NYSE&G. Without adequate information regarding whether defendants will ultimately agree to fulfill their fiduciary duties and implement steps to maximize shareholder value, the plaintiffs and Class are not able, and will not be able to freely exercise their shareholder franchise in connection with the Tender Offer.

    2. Plaintiffs allege that, in light of the facts set forth below, NYSE&G's Board of Directors (the "Board"), all of whom have been named as defendants in this action (the "Individual Defendants," defined below), have breached, and are continuing to breach, their fiduciary duties to the stockholders of NYSE&G. The Individual Defendants are required, under New York State law, to take all reasonable steps to assure the maximization of stockholder value including, the implementation of bidding mechanisms to foster and ensure a fair auction of the Company to the highest bidder; the removal of all improper impediments to the acquisition of NYSE&G, including any impediments to CECI's Offer or Tender Offer; and the exploration of strategic alternatives which will return greater or equivalent short-term value to the plaintiffs and the Class. Defendants have violated, and continue to violate, such fiduciary duties by, INTER ALIA, failing to seriously consider and rejecting CECI's Offer.

    3. Moreover, defendants have already sought to deprive, and have strongly indicated by statements and actions that they are likely to persist in seeking to deprive, NYSE&G shareholders of the substantial benefits that would be provided by their allowing a free and unfettered auction for NYSE&G and fully and fairly considering any and all proposals to acquire NYSE&G (including the Offer, which represents a premium of 31.74%

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over the closing price of NYSE&G shares on June 30, 1997, the date that CECI began making open market purchases of NYSE&G shares), by quickly rejecting the Offer one day after it was proposed without giving it proper consideration.

    4. The Defendants have been, and are, breaching their fiduciary duties to the stockholders of NYSE&G by, INTER ALIA, refusing to seriously consider a bonified Offer for the shares of NYSE&G at a substantial premium; failing to implement an auction or other bidding mechanisms or market check procedures necessary to assure that the stockholders receive the highest possible price in connection with a change in control transaction; and failing to announce their intentions to negotiate with CECI and/or others which prevents shareholders from making an informed decision about whether to tender their shares to CECI in the Tender Offer.

    5. The conduct complained of herein is designed by the Individual Defendants to entrench themselves in the management and control of NYSE&G and to advance their own personal interests at the expense of NYSE&G's public stockholders. Indeed, defendants' present conduct has the effect of deterring and ultimately thwarting any unsolicited expressions of interest to acquire the Company which they have not initiated or approved and were and are not reasonable responses to CECI's interest in negotiating a merger of CECI and NYSE&G.

    6. Preliminary and permanent injunctive relief and other equitable remedies are sought to protect NYSE&G's public

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stockholders from the immediately threatened breach of duties owed to them by the defendants. Specifically, plaintiffs seek declaratory, preliminary and permanent injunctive relief; (a) declaring the Individual Defendants in breach of their fiduciary duties under New York law unless they take all necessary actions to ensure that the value of NYSE&G stock is maximized; (b) declaring the Individual Defendants in breach of their fiduciary duties should they continue to attempt to preclude the stockholders of NYSE&G from taking advantage of CECI's Offer to negotiate a transaction that would provide at least a 31% premium to the plaintiffs and class; (c) enjoining any direct or indirect interference with CECI's ability to solicit consents and/or conduct a proxy contest; and (d) enjoining any manipulative franchising or disenfranchising activities (or activities with such direct or indirect effect) by NYSE&G in connection with any shareholder meeting that might be sought by CECI.

    7. In light of defendants' refusal to negotiate with CECI or develop any alternatives to the Offer, unless the injunctive and declaratory relief requested herein is granted, no acquisition of NYSE&G by CECI can succeed and NYSE&G stockholders will be deprived of their opportunity to choose to receive a premium for their shares. As such, plaintiffs and the Class have no adequate remedy at law.

                                     THE PARTIES
                                     -----------

    8. Plaintiffs Mortimer Schulman, P.C. Money Purchase Plan, and Elise Miller are, and at all relevant times were, the owners of shares of common stock of NYSE&G who have been damaged and are threatened with further injury by the wrongful actions of the defendants as set forth below. They bring this action as a class action on behalf of the public stockholders of NYSE&G.

    9. NYSE&G is a corporation duly organized and existing under the laws of the State of New York. The Company generates electricity and purchases, transmits and distributes electricity and natural gas in a service territory in Central, Eastern and Western New York State. NYSE&G maintains its principal executive offices at 4500 Vestal Parkway East, Binghamton, New York 13902. NYSE&G has approximately 69.3 million shares of common stock outstanding and thousands of stockholders of record. NYSE&G's stock trades on the New York Stock Exchange.

    10. Defendant Wesley W. von Schack ("von Schack") is the Chairman of the Board of Directors and Chief Executive Officer and President of NYSE&G. Von Schack was hired by the Company in September 1996 and for the four months he worked in 1996 he received over $300,000 -- $178,766 in salary, $72,037 in bonuses and $7S,000 for other compensation. Von Schack has a three year employment contract with a base salary of $575,000 per year. He also has a "change in control" agreement by which he will receive three times his full compensation if he leaves after a change in Control of the Company.

    11.  Defendant James A. Carrigg is a director and the former Chairman,
President and Chief Executive officer of NYSE&G.   He retired in October 1996
and received from NYSE&G over $550,000 in compensation for the nine months he worked in 1996.

    12. Defendants Allen Kintigh, John M. Keeler, Richard Aurelio, Walter Rich, Everett A. Gilmour, Louis B. DeFluer, Alton G. Marshall, Ben E. Lynch, Alison Casarett, Paul I. Goia, and Joseph J. Castiglia are directors of NYSE&G.

    13. The defendants named in paragraphs 10 through 12 are hereinafter referred to as the "Individual Defendants."

    14. Because of their positions as officers/directors of the Company, the Individual Defendants owe a fiduciary duty of loyalty and due care to plaintiff and the other members of the class. The Individual Defendants are sued individually and as co-conspirators and aiders and abettors, as well as in their capacity as officers and/or directors of NYSE&G, and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

    15. Defendants are liable, as direct participants in the wrongs complained of herein and/or as controlling persons of NYSE&G, and they substantially and knowingly aided and abetted each other in committing these wrongs. The Defendants, because of their positions of control and authority as directors and/or

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officers of NYSE&G, were able to and did, directly or indirectly, control the content of their various public reports, statements, press releases and reports filed with the SEC which were issued and disseminated during the Class Period.

    16. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of NYSE&G, have breached and are breaching their fiduciary duties to NYSE&G's public shareholders.

                               CLASS ACTION ALLEGATIONS
                               ------------------------

    17. Plaintiffs bring this lawsuit on their own behalves and as a class action on behalf of all shareholders of NYSE&G (except defendants herein and any person, firm, trust, corporation or other entity related to, controlled by or affiliated with any of the defendants) and their successors in interest (the "Class") pursuant to Section 901 ET. SEQ. of the CPLR.

    18.  This action is properly maintainable as a class action.

    19. The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. NYSE&G has over
69.3 million shares of common stock outstanding, owned by more than thousands of record shareholders. Members of the Class are scattered throughout the United States.

    20. The parties opposing the Class have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive and declaratory relief requested herein.

    21. There are questions of law and fact common to members of the Class that predominate over any questions affecting only individual members. The common questions include, INTER ALIA, whether:

              a. whether defendants have breached, or aided and abetted the breach of the fiduciary duties owed by them to the plaintiffs and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value;

              b. whether the defendants are unlawfully impeding actual and/or potential acquisition offers at the expense of NYSE&G's public stockholders;

              c. whether the defendants have failed and will continue to fail to negotiate in good faith with CECI or any other prospective purchasers of NYSE&G;

              d. whether the defendants have engaged and are continuing to engage in a plan and scheme to entrench themselves in their positions of control of NYSE&G at the expense of NYSE&G's public stockholders;

              e. whether plaintiffs and the other members of the Class would be irreparably damaged were the defendants not enjoined from continuing in the conduct described in this action; and

              f. whether plaintiffs and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

         22. The claims of the plaintiffs are typical of the claims of other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

         23. Plaintiffs are committed to the vigorous prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

         24. Plaintiffs anticipate that there will not be any difficulty in the management of this litigation as a class action.

         25. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein.

                               SUBSTANTIVE ALLEGATIONS
                               -----------------------

         26. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or by aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiffs and the Class unfairly of the opportunity to maximize the value of their investment in NYSE&G Power.

NYSE&G'S Poor Performance
and Uncertain Future
-------------------------

         27. Since 1994, when NYSE&G cut the dividend on its common stock by over 36%, the price of NYSE&G stock has consistently underperformed the market, as measured by the S&P 500 Index, and the stocks of other utility companies. Indeed, the cumulative return on $100 invested in 1991 would be $202.89 as of December 31, 1996 based on the returns of the S&P 500 Index, but only $104.56 if it had been invested in NYSE&G stock.

         28. In its most recent Proxy filed with the SEC on May 21, 1997, the Company acknowledged that its prospects for future growth and profitability are also uncertain, noting several times that NYSE&G faces "increased competition and uncertain regulatory policies."

CECI Approaches NYSE&G
----------------------

         29. On July 10, 1997, CECI and NYSE&G met to discuss a possible business combination between the two companies.

         30. CECI's Chairman, David Sokol, told defendant von Shack that CECI would be willing to negotiate a transaction to acquire all of NYSE&G for a price that would provide shareholders with at least a 25% premium over the current trading prices of NYSE&G's stock. Von Schack had indicated at that meeting that a 25% premium would be appropriate in a business combination effected by an exchange of shares of CECI stock for shares of NYSE&G stock.

The Individual Defendants Meet and
Immediately Reject Negotiations with CECI
-----------------------------------------

         31. The very next day, July 11, 1997, the NYSE&G Board held a meeting and determined that pursuing further discussions with CECI was "not a priority" and that NYSE&G would not agree to participate in discussions pursuant to a proposed schedule for the timely negotiation of a transaction between the two companies.

         32. Later that same day, von Schack called Mr. Sokol to tell him of the Board's conclusion. The defendants did not publicly disclose why they reached this conclusion and what information they considered and/or based such a decision upon. However, it is clear that the Board reached this determination very quickly over the course of a single day.

CECI Proposes A Friendly Merger

         33. On July 15, 1997, CECI publicly announced that it had sent a letter to defendants proposing the acquisition of NYSE&G for approximately $3.3 billion in cash and assumed debt. Under the Offer, NYSE&G shareholders would receive $27.50 per share in cash. The Offer represented a premium of approximately 31% over the closing price of NYSE&G stock on June 30, 1997. The letter, set forth below, clearly stated CECI's willingness to negotiate a friendly merger.

         Dear Wes:

              I was disappointed to learn from you in our telephone call on Saturday, July 12th of your Board's decision that pursuing discussions with us concerning the advantages of a possible combination of New York State Electric & Gas Corporation ("NYSEG") and CalEnergy Company, Inc. ("CalEnergy") was not a priority and could not be conducted on the timely basis which I outlined to you in our meeting last week, on Thursday, July 10th. I might add that your Board's reaction does not appear to be consistent with the clear impression you gave me in our meeting last Thursday to the effect that a sale of NYSEG in the price range we conceptually discussed was an alternative that you would seriously and promptly consider and that you agreed it was in the best interests of your shareholders that you do so.

              Accordingly, after considered review of the publicly available information concerning NYSEG, the CalEnergy Board has concluded that the potential strategic and financial benefits to our companies', shareholders and other concerned constituencies are compelling and should be pursued on an immediate and serious basis. Our strong preference would be to work together with you and the NYSEG Board to complete a negotiated transaction. However, in light of the confusing messages we have received from you and your Board, CalEnergy is today approaching your shareholders directly and announcing a cash tender offer to acquire for $24.50 per share that number of shares of NYSEG common stock which, together with the shares of NYSEG common stock which CalEnergy presently owns, will represent 9.9% of the total number of shares of NYSEG common stock outstanding. Holders tendering their shares will also be entitled to retain the regular 35 cents dividend payable in August. This tender offer is the first step in the intended acquisition of 100% of NYSEG's common shares by CalEnergy.

              As previously noted, we would much prefer to work together with you and your Board to achieve a negotiated transaction. Accordingly, this letter sets forth a specific proposal for consideration by you and your Board, together with a brief reiteration of the merger rationale which I shared with you at our meeting last week.

              Our specific merger proposal is to commence negotiations immediately to enter into a consensual merger in which each outstanding share of NYSEG common stock would be exchanged for $27.50 in cash. This cash price represents a premium of 31.74% above the NYSEG $20-7/8 per share NYSE closing price on June 30, 1997 (the day immediately preceding the day on which we first commenced our open market purchases of NYSEG Common Stock). I would also note that the cash merger price which we propose exceeds the up to 25% premium for NYSEG Common Stock which you indicated, in our conceptual discussion during our meeting last Thursday, might he appropriate in the context of a stock for stock merger of NYSEG and CalEnergy.

              As I informed you in our meeting last week, we have reviewed the regulatory issues in detail and have fully underwritten financing offers in an amount sufficient to complete the acquisition of 100% of NYSEG's common stock at the price set forth above. The difference between our proposed consensual merger price and our partial tender offer price reflects the shorter time interval and increased certainty associated with the purchase of 9.9% of NYSEG's common shares. The partial tender offer requires no regulatory approvals other than expiration of the expected 15-day Hart-Scott-Rodino waiting period, as compared to the estimated nine to twelve months for the regulatory approvals required to complete the acquisition of 100% of NYSEG's common stock.

              While NYSEG clearly possesses many strengths, you have publicly acknowledged that both New York's energy industry generally and NYSEG specifically face a number of serious, complex and immediate challenges. These include:

              -- The New York Public Service Commission's restructuring proceedings with respect to, among other things, (i) the lowering of the rates chargeable by NYSEG and other New York utilities, (ii) the potential divestiture of generation assets and (iii) the introduction of broadened competition;

              -- Litigation by NYSEG concerning the unimplemented rate increases approved in NYSEG's last rate case (August 1995) ;

              -- NYSEG's potentially strandable above-market costs (which you have publicly stated are more than twice the national average);

              --   NYSEG's flat revenues over the last two years; and

              -- The consistent underperformance of NYSEG's common stock since NYSEG cut its dividend in October 1994.

              CalEnergy welcomes the deregulation of the New York electric market and views increased competition as positive and beneficial to ratepayers and the larger New York community alike. We would expect to bring a helpful competitive focus to NYSEG's transition to such an environment and in meeting the competitive challenges which it faces.

              CalEnergy, which has (according to analysts' consensus estimates) expected 1997 revenues in excess of $2 billion, traces its roots to the introduction of the competitive electric generation industry within the United States and has expanded and thrived in the competitive marketplace, both within the U.S. and internationally.

              As I described to you, CalEnergy's U.K. utility subsidiary, Northern Electric plc (which is engaged in the distribution and supply of electricity to approximately 1.5 million customers, primarily in Northeast England), brings us direct experience, systems and skills acquired in the deregulated and competitive U.K. electric and gas markets. We anticipate using these skills and working closely with the New York Public Service Commission to provide rate reductions for all NYSEG customers following the proposed merger, while maintaining the safe and reliable service to which they are accustomed.

              Consistent with CalEnergy's decentralized regional organization, we would intend to maintain NYSEG as a separate operating business unit with its existing corporate headquarters. We would also plan to reincorporate CalEnergy in New York and grow NYSEG's business by participating aggressively in the increasingly competitive New York electric market. This would ultimately make a significant contribution to the local region's long-term ability to retain jobs and attract new jobs and businesses. CalEnergy is a high growth company which has increased its number of employees tenfold over the past 5 years and provides worldwide opportunities in its numerous locations.

              As I have previously detailed, we believe that our cash merger proposal, which reflects a substantial premium over NYSEG's current market value, represents a full and fair price for your shareholders. Moreover, our proposal would permit your shareholders to realize this substantial cash value notwithstanding the significant uncertainties facing NYSEG and its business today. To the extent that you believe that your shareholders would view favorably an option to receive CalEnergy shares or other forms of consideration in lieu of the cash price we have proposed, we would be willing to consider that in the context of a negotiated transaction.


              Although we have found it necessary to go directly to your shareholders with our partial tender offer and advise them of our merger proposal, my continuing preference is to pursue this opportunity on a consensual basis with you and NYSEG's board. We are available to meet with you immediately to discuss the terms of this proposal. However, if you choose not to enter into discussions with us, we believe, and we hope you will agree, that NYSEG's Board ought to permit NYSEG's shareholders to freely decide for themselves on the merits of our offer rather than taking any action which would hinder the shareholders' ability to express their views.

         34. In connection with its Offer, CECI launched a Tender Offer that same day for up to 9.9% of NYSE&G's stock for $24.50 per share in cash, which represents a 25% premium. The Tender Offer provides a lower price per share than would be available to the Class if defendants had agreed, or will agree, to negotiate a business combination with CECI.

NYSE&G'S Insincere Response
---------------------------

         35. The same day, NYSE&G responded to CECI by stating that the NYSE&G Board of Directors would consider the Tender Offer "in due course" and would inform CECI of NYSE&G's decision regarding such Tender Offer after completion of its evaluation "within 10 days."

         36. Obviously, since the Defendants rejected an opportunity to negotiate a transaction for $27.50 per share, it seems highly unlikely that they would approve a lower price Tender Offer. Moreover, even if they did approve and recommend the Tender Offer, the Class will still be unable to make an informed decision because they will not know whether they should refrain from tendering in order to obtain a higher price since defendants have not announced their intention to negotiate with CECI and/or other parties to obtain the best available price for the sale of the entire Company.

         37. Defendants owe fundamental fiduciary obligations to NYSE&G's shareholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the

Individual Defendants have the responsibility to act independently so that the interests of NYSE&G's public stockholders will be protected, to seriously consider all BONA FIDE offers for NYSE&G, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of NYSE&G must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's shareholders.

         38. NYSE&G represents a highly attractive acquisition candidate. Defendants' recalcitrance to negotiate a definitive merger agreement in the past and their current resistance to seriously consider CECI's formal Offer, have no valid business purpose, and simply evidences their disregard for the attractive premium being offered to NYSE&G's shareholders. Defendants' conduct would deprive NYSE&G's public shareholders of the very substantial control premium which CECI is prepared to pay or of the enhanced premium that further negotiation or exposure of NYSE&G to the market could provide.


         39. Because defendants dominate and control the business and corporate affairs of NYSE&G and because they are in possession of private corporate information concerning NYSE&G assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of NYSE&G. This discrepancy makes it grossly and inherently unfair for defendants to entrench themselves at the expense of its public shareholders.

         40. In view of the summary rejection of CECI's proposed Offer by the NYSE&G Board of Directors, it is highly unlikely that the NYSE&G Board, absent action by this Court, will take such actions as are necessary to negotiate a transaction prior to the time when the Tender Offer is scheduled to close. Accordingly, many NYSE&G's stockholders will never have the opportunity to make a free and fair decision concerning CECI's Offer and/or Tender Offer.

         41. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiffs and the other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

         42.  The Individual Defendants were and are under a duty to:

              a. fully inform themselves before taking, or agreeing to refrain from taking, action;

              b. elicit, promote, consider and evaluate reasonable and BONA FIDE offers for the Company, including CECI's overtures and Offer;

              c. act in the best interests of the equity owners and other constituencies of the

                   Company such as the customers and employees of NYSE&G;

              d. refrain from acting in their own personal self-interest or in the personal interest of other Board members;

              e.   maximize shareholder value;

              f. obtain the best financial and other terms when the Company, or control of the Company, is for sale or the Company's independent existence will be materially altered by a transaction; and

              g. act in accordance with their fiduciary duties of care and loyalty.

         43. The Individual Defendants owe fundamental fiduciary obligations to NYSE&G's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of NYSE&G's public stockholders will be protected, to seriously consider all BONA FIDE offers for NYSE&G, and to implement fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the NYSE&G directors must adequately insure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the NYSE&G's public stockholders.

         44. NYSE&G represents a highly attractive acquisition candidate. The Individual Defendants' conduct has deprived and will continue to deprive the NYSE&G public stockholders of the very substantial premiums now being offered and which further exposure of the Company to the market could provide.

         45. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the class in order to benefit themselves and other members of NYSE&G senior management.

         46. Moreover, the Individual Defendants have refused to take those steps necessary to ensure that the Company's stockholders will receive maximum value for their shares of NYSE&G stock. The Individual Defendants have refused to seriously consider CECI's offers, and have failed to announce any active auction or open bidding procedures best calculated to maximize stockholder value in selling NYSE&G.

         47. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and prerequisites, all at the expense and to the detriment of NYSE&G's public stockholders.

         48. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as

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

part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting unfairly to deprive plaintiffs and the other members of the class of the premiums they could realize in an acquisition transaction and to ensure continuance of their positions as directors and officers, all to the detriment of NYSE&G and its stockholders. The Individual Defendants have been engaged in a wrongful effort to entrench themselves in their offices and positions of control and prevent the acquisition of NYSE&G except on terms which would further their own personal interests.

         49. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of NYSE&G, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of NYSE&G's public stockholders and thereby entrench themselves in their offices and positions within NYSE&G. The Individual Defendants have violated their fiduciary duties owed to plaintiffs and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of NYSE&G's public stockholders for their own personal benefit.

         50. As a result of the actions of the Individual Defendants, plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of NYSE&G assets and business and/or have been and will be prevented from obtaining a fair and adequate price for their shares of NYSE&G's common stock.

         51. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their right to realize a full and fair value for their stock at a substantial premium over the market price, and to compel defendants to carry out their fiduciary duties to maximize stockholder value in selling NYSE&G.

         52. Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which defendants, actions threaten to inflict.

         53. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of NYSE&G at a substantial premium, all to the irreparable harm of plaintiffs and the other members of the Class.

         54.  Plaintiffs have no adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment as follows:

         (a) Declaring this to be a proper class action and certifying plaintiffs as class representatives;

         (b) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

                   (i) cooperate fully with any entity or person, including CECI, having a BONA FIDE interest in proposing any transactions that would maximize shareholder value, including but not limited to, a merger or acquisition of NYSE&G;

                   (ii) immediately undertake an appropriate evaluation of NYSE&G's worth as a merger/acquisition candidate;

                   (iii) take all appropriate steps to enhance NYSE&G's value and attractiveness as a merger/acquisition candidate;

                   (iv) take all appropriate steps to effectively expose NYSE&G to the marketplace in an effort to create an active auction of the Company;

                   (v) act independently so that the interests of the Company's public shareholders will be protected; and

                   (vi) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of NYSE&G;

         (c) Ordering the Individual Defendants, jointly and severally to account to plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

         (d) Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and expert' fees; and

         (e)  Granting such other and further relief as may be just and proper.


Dated:  July 16, 1997

                                       WECHSLER HARWOOD HALEBIAN &
                                          FEFFER LLP
                                       805 Third Avenue
                                       New York, New York 10022
                                       (212) 935-7400

                                       GARWIN, BRONZAFT GERSTEIN
                                       & FISHER, LLP
                                       1501 Broadway
                                       New York, New York 10036
                                       (212) 398-0055

                                       Attorneys for Plaintiffs



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